May 28, 2025

Paul A. Romness
President and Chief Executive Officer
OS Therapies Incorporated
115 Pullman Crossing Road, Suite #103
Grasonville, MD 21638

       Re: OS Therapies Incorporated
           Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-287569
Dear Paul A. Romness:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dakota J. Forsyth, Esq.